UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT 1934

RACKWISE, INC.
(Exact name of registrant as specified in its charter)

Nevada	26-3439890
(State of incorporation or organization)	(IRS Employer Identification No.)

101 California Street, Suite 2450 San Francisco, CA (Address of Principal Executive Offices)	94111 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [  ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [X]

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share

Item 1.    Description of Registrant’s Securities to be Registered.

Rackwise, Inc., a Nevada corporation (the “Company” or “we”), are registering our common stock, par value $0.0001 per share, on this registration statement on Form 8-A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to the articles of incorporation generally must be approved by a majority of the votes entitled to be cast by the holders of all outstanding shares of common stock. The articles of incorporation do not provide for cumulative voting in the election of directors. The common stock holders will be entitled to such cash dividends as may be declared from time to time by the Board of Directors from funds available. Upon liquidation, dissolution or winding up of the Company, the common stock holders will be entitled to receive pro rata all assets available for distribution to such holders, subject to the rights of holders of preferred stock, if any.

Authorized Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of blank check preferred stock, par value $0.0001 per share.

Equity Securities Issued and Outstanding

As of the date of this registration statement, there were issued and outstanding:

•	82,547,775 shares of our common stock (including an aggregate of 60,000,000 shares entitled to be received by the former stockholders of Visual Network Design, Inc. dba Rackwise);

•	Warrants to purchase an aggregate of 6,273,880 shares of our common stock at an exercise price of $0.625 per share;

•	Warrants to purchase an aggregate of 285,000 shares of our common stock at an exercise price of $0.25 per share; and

•
Warrants to purchase an aggregate of 30,000,000 shares of our common stock at an exercise price of $0.625 per share (including warrants to purchase an aggregate of 30,000,000 shares entitled to be received by the former stockholders of Visual Network Design, Inc. dba Rackwise).

Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any vote or action of our stockholders, to issue up to 10,000,000 shares of “blank check” preferred stock in one or more series and to fix the relative rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of such series.

As of the date of this registration statement, no preferred stock had been designated, issued or was outstanding.

While we do not currently have any plans for the issuance of preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board of Birectors determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;

•	Diluting the voting power of the common stock;

•	Impairing the liquidation rights of the common stock; and

•	Delaying or preventing a change in control of the Company without further action by the stockholders.

Options

Our Board of Directors and stockholders owning a majority of our outstanding shares adopted the Company’s 2011 Equity Incentive Plan (the “2011 Plan”) on September 20, 2011, under which a total of 13,500,000 shares of our common stock are reserved for issuance.  If an incentive award granted under the 2011 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2011 Plan.

Shares issued under the 2011 Plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards as a condition of acquiring another entity are not expected to reduce the maximum number of shares available under the 2011 Plan.  In addition, the number of shares of common stock subject to the 2011 Plan and the number of shares and terms of any incentive award are expected to be adjusted in the event of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

As of the date of this registration statement, we had no outstanding options under the 2011 Plan.

Administration

It is expected that the compensation committee of the Board, or the Board in the absence of such a committee, will administer the 2011 Plan.  Subject to the terms of the 2011 Plan, the compensation committee would have complete authority and discretion to determine the terms of awards under the 2011 Plan.

Eligible Recipients

Any officer or other employee of the Company or its affiliates, or an individual that the Company or an affiliate has engaged to become an officer or employee, or a consultant or advisor who provides services to the Company or its affiliates, including a non-employee director of the Board, is eligible to receive awards under the 2011 Plan.

Grants

The 2011 Plan authorizes the grant to eligible recipients of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and stock appreciation rights, as described below:

•
Options granted under the 2011 Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share.  The exercise price for shares of common stock covered by an option cannot be less than the fair market value of the common stock on the date of grant unless agreed to otherwise at the time of the grant. Such awards may include vesting requirements.

•
Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

•
The compensation committee may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

•	Stock awards are permissible. The compensation committee will establish the number of shares of common stock to be awarded and the terms applicable to each award, including performance restrictions.

•
Stock appreciation rights or SARs, entitle the participant to receive a distribution in an amount not to exceed the number of shares of common stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of common stock on the date of exercise of the SAR and the market price of a share of common stock on the date of grant of the SAR.

Duration, Amendment, and Termination

The Board may amend, suspend or terminate the 2011 Plan without stockholder approval or ratification at any time or from time to time.  No change may be made that increases the total number of shares of common stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year. Unless sooner terminated, the 2011 Plan terminates ten years after it is adopted.

Warrants

On September 21, 2011, we completed an initial closing of a private placement offering of 12,545,757 units of our securities, at a price of $0.25 per unit. Each unit consists of one share of our common stock and a warrant to purchase one-half share of our common stock. The investor warrants entitle the holders to purchase one full share of common stock at a purchase price of $0.625 per share during the five (5) year period that commenced upon issuance of the investor warrants. The investor warrants may be called for redemption by the Company at any time upon not less than 30 or more than 60 days prior written notice, provided that, at the time of delivery of such notice, (i) there is a registration statement covering the resale of the shares underlying the warrants; (ii) the average closing bid price for the Company’s common stock for each of the 20 consecutive trading days prior to the date of the notice of redemption is at least $1.25, as proportionally adjusted to reflect any stock splits, stock dividends, combinations of shares or like events; and (iii) the average trading volume for the Company’s common stock is at least 50,000 shares per day during the 20 consecutive trading days prior to the date of the notice of redemption and that during such 20-day period there is no more than one (1) trading day in which there is no trading in the Company’s common stock.

The investor warrants, at the option of the holder, may be exercised by cash payment of the exercise price to the Company. The investor warrants may be exercised on a cashless basis commencing one year after September 27, 2011 if no registration statement registering the shares underlying the investor warrants is then in effect. The exercise price and number of shares of common stock issuable on exercise of the investor warrants may be adjusted in certain circumstances including stock splits, stock dividends, and future issuances of the Company’s equity securities without consideration or for consideration per share less than $0.25 (as such amount may be adjusted in certain circumstances provided in the investor warrants.)

No fractional shares will be issued upon exercise of the investor warrants. If, upon exercise of the investor warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number, the number of shares of common stock to be issued to the investor warrant holder.

In connection with the private placement offering, we paid the placement agent in the offering, a commission of 10% of the funds raised from investors in the offering that were directly introduced to us by the placement agent. In addition, the placement agent received five-year warrants to purchase a number of shares of our common stock equal to 10% of the units sold to investors in the offering that were directly introduced to us by the placement agent. As a result of the foregoing arrangement, at the initial closing of the offering, the placement agent was issued broker warrants to purchase 275,000 shares of our common stock at an exercise price of $0.25 per share. In addition, the placement agent acted as a finder in connection with a bridge financing. In such capacity it earned a warrant, which was converted upon the initial closing of the offering into a broker warrant to purchase up to 10,000 shares of our common stock.

The broker warrants are identical to the investor warrants in all material respects except that (i) their resale of the common stock underlying them is not covered by a registration statement; and (ii) they have an exercise price of $0.25 per share.

On September 21, 2011, we entered into an Agreement and Plan of Merger and Reorganization with VNDI Acquisition Corp. (“Acquisition Corp.”), a wholly owned Delaware subsidiary of the Company, and Visual Network Design, Inc. dba Rackwise, a Delaware corporation (“VNDI”), pursuant to which Acquisition Corp. merged with and into VNDI and we acquired the business of VNDI (the “Merger”). In connection with the Merger, all the shares of VNDI common stock were cancelled and converted into the right to receive an aggregate of 60,000,000 shares of our common stock and warrants to purchase an aggregate of 30,000,000 shares of our common stock.

The merger warrants are identical to the investor warrants in all material respects except that (i) the resale of the common stock underlying them is not covered by a registration statement; (ii) the Company may redeem the merger warrants only if they may be exercised on a cashless basis; and (iii) they are only exercisable on a cashless basis commencing one year after September 27, 2011 and in connection with a redemption of the Merger warrants.

Registration Rights

On September 21, 2011, we entered into a registration rights agreement with the investors in the offering. Under the terms of the registration rights agreement, we committed to file a registration statement covering the resale of the common stock underlying the units sold or to be sold in the offering and the common stock that is issuable upon exercise of the investor warrants (but not the common stock that is issuable upon exercise of the broker warrants or the merger warrants) within 75 days from the final closing of the offering, and to use commercially reasonable efforts to cause the registration statement to become effective no later than 150 days after it is filed.

We agreed to use our reasonable efforts to maintain the effectiveness of the registration statement through at least the first anniversary of the date the registration statement is declared effective by the Securities and Exchange Commission (the “SEC”), or until Rule 144 of the Securities Act of 1933, as amended, is available to investors in the offering with respect to all of their shares, whichever is earlier. We will be liable for monetary penalties equal to one percent (1%) of such holder’s investment in the offering for each full period of 30 days if we fail to file the registration statement by the filing deadline or if we fail to use our reasonable efforts to have the registration statement declared effective by the effectiveness deadline until such failure is cured. The payment amount shall be prorated for partial 30 day periods. The maximum aggregate amount of payments to be made by us as the result of such failures, whether by reason of a filing deadline failure, effectiveness deadline failure or any combination thereof, shall be an amount equal to 10% of each holder’s investment amount. Notwithstanding the foregoing, no payments shall be owed with respect to that portion of a holder’s registrable securities which may be sold by such holder under Rule 144 or pursuant to another exemption from registration.

Anti-Takeover Effects of Provisions of Nevada State Law

We may in the future become subject to Nevada’s control share laws. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and if the corporation does business in Nevada, including through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. The Company currently has less than 200 stockholders.

The control share law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law any longer.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, a stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights for the control shares, is entitled to demand fair value for such stockholder’s shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the interested stockholder first becomes an interested stockholder, unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an interested stockholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous three years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “business combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage a party interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc., at 1717 Arch St., Suite 1300, Philadelphia, PA 19103, and its telephone number is (215) 553-5400.

Item 2.                      Exhibits

The following exhibits are filed with this registration statement:

Exhibit No.	Description
2.1
Agreement and Plan of Merger and Reorganization dated as of September 21, 2011 by and among Registrant, VNDI Acquisition Corp., and Visual Network Design, Inc. (a Delaware corporation) (incorporated by reference from Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

2.2
Certificate of Merger dated as of September 21, 2011 for the merger of VNDI Acquisition Corp. into Visual Network Design, Inc. (a Delaware corporation) (incorporated by reference from Exhibit 2.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

3.1
Certificate of Incorporation of MIB Digital, Inc. (incorporated by reference from Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, File Number 333-163172, filed with the SEC on November 18, 2009)

3.2	Certificate of Incorporation of Cahaba Pharmaceuticals, Inc. (incorporated by reference from Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 30, 2010)

3.3
Certificate of Merger of MIB Digital, Inc., with and into Cahaba Pharmaceuticals, Inc. (incorporated by reference from Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 30, 2010)

3.4
Articles of Merger as filed with the Nevada Secretary of State on July 8, 2011 (incorporated by reference from Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 13, 2011)

3.5
Agreement and Plan of Merger dated July 8, 2011 by and between Cahaba Pharmaceuticals, Inc. and Visual Network Design, Inc. (incorporated by reference from Exhibit 2.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 13, 2011)

3.6
Articles of Merger as filed with the Nevada Secretary of State on September 29, 2011 (incorporated by reference from Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 5, 2011)

3.7
Agreement and Plan of Merger, dated September 29, 2011, by and between Visual Network Design, Inc. and Rackwise, Inc. (incorporated by reference from Exhibit 2.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 5, 2011)

3.8	By-Laws of the Registrant (incorporated by reference from Exhibit 3.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

4.1	Form of Investor Warrant (incorporated by reference from Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

4.2	Form of Merger Warrant (incorporated by reference from Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

4.3	Form of Broker Warrant (incorporated by reference from Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.1
Split-Off Agreement, dated as of September 21, 2011, by and among the Registrant, VNDI Split Corp., and Scott Hughes (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.2
General Release Agreement, dated as of September 21, 2011, by and among the Registrant, VNDI Split Corp. and Scott Hughes (incorporated by reference from Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.3
Form of Subscription Agreement between Registrant and the investors in the Private Placement Offering, including Addendum to Subscription Agreement (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.4
Subscription Escrow Agreement dated July 18, 2011, by and among the Registrant, Gottbetter Capital Markets, LLC, and CSC Trust Company of Delaware, as amended on August 4, 2011 and September 12, 2011 (incorporated by reference from Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.5
Placement Agency Agreement dated as of August 3, 2011 by and between the Placement Agent and Registrant, as amended on September 12, 2011 (incorporated by reference from Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.6
Form of Registration Rights Agreement by and between Registrant and the investors in the Private Placement Offering (incorporated by reference from Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.7
Assignment and Assumption Agreement dated September 21, 2011 between the Registrant and Visual Network Design, Inc., a Delaware corporation (incorporated by reference from Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.8
Escrow Agreement dated September 21, 2011 among the Registrant, Robert B. Ney, as indemnification representative, and Gottbetter & Partners, LLP, as escrow agent (incorporated by reference from Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.9	Offer of Employment for Robert B. Ney (incorporated by reference from Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.10	Offer of Employment for Emmett DeMoss (incorporated by reference from Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.11	Offer of Employment for Doug MacRae (incorporated by reference from Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.12	Registrant’s 2011 Equity Incentive Plan (incorporated by reference from Exhibit 10.12 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.13	Form of Lock-Up Agreement (incorporated by reference from Exhibit 10.13 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.14
Exchange Agent Agreement dated September 21, 2011 by and between the Registrant and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference from Exhibit 10.14 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

10.15
Finder’s Fee Agreement dated September 20, 2011 by and between the Registrant and INVX Peru S.A.C. (incorporated by reference from Exhibit 10.15 to the Registrant’s Current Report on Form 8-K filed with the SEC on September 27, 2011)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 6, 2011	RACKWISE, INC. By: /s/ Guy A. Archbold Name: Guy A. Archbold Title:Chief Executive Officer